March 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 - 3720

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Perfect Moment Ltd., a Delaware corporation (“Perfect Moment” or the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement. A public filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited consolidated financial statements as of September 30, 2021 and for the three and six months ended September 30, 2021 and 2020, because it reasonably believes that such financial statements will not be required to be presented separately in the Registration Statement at the time of the contemplated offering. Based on the current expected timing for the Company’s offering, the Company current expects to include its interim financial statements for the nine months ended December 31, 2021 in its publicly filed Registration Statement.

Please direct all notices and communications with respect to this confidential submission via email to Negin Yeganegy at negin@perfectmoment.com and to me at bjb@msk.com.

Should you have any questions on this submission, please do not hesitate to contact me at (917) 546-7709.

Very truly yours,

MITCHELL SILBERBERG & KNUPP LLP

Blake J. Baron
Partner of

Mitchell Silberberg & Knupp LLP

cc:	Negin Yeganegy, Chief Executive Officer, Perfect Moment Ltd. Cara Bell, Chief Financial Officer, Perfect Moment Ltd. Nimish Patel, Mitchell Silberberg & Knupp LLP